Krys Boyle, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                  Facsimile
(303) 893-2300              600 Seventeenth Street             (303) 893-2882
                         Denver, Colorado  80202-5427


                               January 31, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 05-11
Washington, D.C.  20549

     Re: American TonerServ Corp. (formerly named "Q MATRIX, Inc.") Registration Statement on Form SB-2
           File No. 333-120688

Dear Mr. Reynolds:

     This letter is being submitted in response to Comment No. 16 in your letter dated December 30, 2004 (the "Comment Letter") regarding American TonerServ Corp., formerly named "Q MATRIX, Inc." ("American TonerServ" or the "Company"). In Comment No. 16 you have asked us to provide a supplemental letter containing our analysis as to why Rule 419 under the Securities Act of 1933, as amended, does not apply with respect to the current registration statement on Form SB-2.

     Rule 419 relates to offerings of blank check offerings. At the outset it should be noted that the rule is applicable to a registration statement "relating to an offering by a blank check company," and requires that offering proceeds be placed into an escrow account. The rule also provides for the release of the proceeds "to the registrant." The current SB-2 registration statement relates to the proposed resale of shares held by a selling shareholder. The Company will not receive any of the proceeds from the sale of such shares. We believe it is clear that Rule 419 was not intended to cover registration statements relating to the resale of shares by selling shareholders, and therefore the rule does not apply in this case.

     Even if Rule 419 were to be applicable to registration statements for selling shareholders, we do not believe that American TonerServ meets the definition of a "blank check company." Rule 419(a)(2) defines a blank check company as a company that:

          i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

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John Reynolds, Assistant Director
January 31, 2005
Page 2


         ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

     We believe that the Company does not fall under either part of this definition. First, the Company has been actively engaged in business operations since 1995 and is not in the development stage. While the Company has decided to refocus its business strategy, we do not believe that such a decision would make it "a development stage company that has no specific business plans." Further, the Company does not intend to abandon its long-time business of providing service for office equipment through its Preferred Provider Network. In addition the Company has very specific plans as to how it intends to make acquisitions in a very narrow industry.

     As to the second part of the definition, the Company is not "issuing penny stock" since the shares covered by the registration statement have already been issued. We understand that if the Company's stock is traded in the over the counter market it will likely be considered a "penny stock" under Rule 3a51-1, and disclosures about the related restrictions are included in the prospectus. However, the current registration does not involve the issuance of stock.

     For the reasons stated above, we do not believe that Rule 419 applies the current registration statement on Form SB-2 of American TonerServ.

                                Very truly yours,

                                KRYS BOYLE, P.C.




                                By:/s/ James P. Beck
                                   James P. Beck

JPB/vm